Exhibit 99.1

CAR-T Pioneer Dr. Stephan A. Grupp to Join Cellectis Clinical Advisory Board

NEW YORK--(BUSINESS WIRE)--September 19, 2018--Regulatory News:

Cellectis (Euronext Growth: ALCLS; Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene-edited CAR T-cells (UCART), today announced that Stephan A. Grupp, MD, Ph.D., a leading pediatric oncologist at Children's Hospital of Philadelphia and Chief of the Section of Cellular Therapy and Transplant at the Children's Hospital of Philadelphia (CHOP) joined the Company’s Clinical Advisory Board (CAB).

Dr. Grupp is a world-renowned pediatric oncologist and cancer researcher who initiated the first pediatric CAR T-cell trial for acute lymphoblastic leukemia at CHOP in 2012. He also delivered CAR T-cell therapy to the first pediatric patient in the world, paving the way for clinical development of engineered T-cell therapies. Dr. Grupp then led the first multicenter global study of Kymriah®, which became the first CAR-T therapy to receive approval by the U.S. Food and Drug Administration (FDA).

“Dr. Grupp is one of the true pioneers that have marked the history of CAR T-cell therapies whose decades of work and distinction as a true visionary will continue to shape and inform the future of these transformative therapies in the service of pediatric patients suffering from cancer,” said Dr. André Choulika, Cellectis CEO. “His experience in pediatric oncology and groundbreaking work in CAR-T therapy will be an enormous asset for Cellectis’ CAB, and his firm belief in Cellectis’ unique approach lends additional credence to our innovative work developing allogeneic CAR-T therapies.”

“Over the course of my career, I have devoted a great deal of attention to both autologous and allogeneic cellular therapies for pediatric cancer patients, and I believe universal CAR-T products can change the paradigm of cancer treatment and address urgent unmet medical needs. I have great hopes that allogeneic CAR-T therapy can open up treatment options for patients who don’t have enough T-cells to undergo an autologous CAR-T therapy, or who live in regions where the technology is not available,” added Dr. Grupp. “My mission throughout my career has been to change the standard of care for pediatric patients who are battling difficult cancers, so joining Cellectis’ CAB presents a unique opportunity to strategically guide and advance the development of these lifesaving therapies.”

Dr. Grupp is Chief of the Cell Therapy and Transplant Section, Director of the Cancer Immunotherapy Program, Director of Translational Research for the Center for Childhood Cancer Research and Medical Director of the Stem Cell Laboratory at CHOP, as well as an attending physician in the Cancer Center at CHOP, where he has worked for more than two decades. Dr. Grupp completed a pediatric residency at Boston Children’s Hospital, and a pediatric hematology/oncology fellowship at Dana-Farber Cancer Institute and Children’s Hospital. He also completed a research fellowship in immunology at Brigham and Women’s Hospital.

Dr. Grupp has published numerous papers on various therapies for the treatment of children with cancers, including CAR T-cell therapies, and has been honored by numerous prestigious organizations for his work, including the American Society of Pediatric Hematology / Oncology and American Pediatric Society.

About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 18 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells.

Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.

Cellectis is listed on the Nasdaq (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by Cellectis.

Disclaimer

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2017 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

CONTACT:
Media:
Jennifer Moore
VP of Communications, 917-580-1088
media@cellectis.com
or
Caitlin Kasunich
KCSA Strategic Communications, 212-896-1241
ckasunich@kcsa.com
or
IR:
Simon Harnest
VP of Corporate Strategy and Finance, 646-385-9008
simon.harnest@cellectis.com